United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Abe Friedman
Amy Geddes

February 5, 2025

Re: QuinStreet, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2024

File No. 001-34628

Dear Mr. Friedman and Ms. Geddes:

Please find below the responses of QuinStreet, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 23, 2025 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended June 30, 2024 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Comment No. 1

Form 10-K for Fiscal Year Ended June 30, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

We note you incurred operating losses in each of the last 3 fiscal years, including the interim period ended September 30, 2024. Please disclose whether this is a known trend pursuant to Item 303(b)(2)(ii) of Regulation S-K. In doing so, consider discussing the operational reasons for the losses, what you must do to generate positive results and when you expect, if practicable, to generate positive operating results. Refer to trend information within Release Nos. 33-6835 and 33-8350 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has reviewed Item 303(b)(2)(ii) of Regulation S-K and release Nos. 33-6835 and 33-8350. The Company believes it has discussed material factors directly affecting results of operations within its client verticals discussion. Beginning with the Quarterly Report on Form 10-Q for the quarter ended December 31, 2024 the Company will expand its disclosures regarding its history of reported operating net losses to include the following:

‘In addition, within our financial services client vertical, we derive a significant amount of revenue from auto insurance carriers and our financial results depend on the performance of the auto insurance industry, which may be affected by macroeconomic conditions, extreme-weather related events and supply chain events existing or occurring from time to time. Specifically, starting in the first half of fiscal 2022, inflation and weather-related and supply chain events led to increases in insurance industry loss ratios, which resulted in our auto insurance industry clients decreasing their advertising spending, which had an adverse effect on our business. Beginning in calendar 2024, the auto insurance industry began to benefit from rate increases and product optimizations which allowed increased advertising spending which resulted in increases in our revenues and reduction to quarterly net losses. Beginning fiscal 2025, excluding charges associated with the increase in the fair value of the contingent consideration for AquaVida due to greater than expected performance, we would have reported a return to net income.’

Comment No. 2

Results of Operations

Net Revenue, page 42

Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. As an example, you cite increased media and client budgets from certain client verticals with an offsetting impact of decreased spending by insurance carriers without quantification that would allow users to understand the impact of each material factor. Further, to the extent specific client verticals had a material impact on your results, such as the significant period over period increases in auto insurance revenues noted in your June 30, 2024 and September 30, 2024 earnings releases, please provide such disclosure along with quantification. Refer to Item 303(b) of Regulation S-K and Section III.B of Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has reviewed Item 303(b)(2)(ii) of Regulation S-K and section III.D of Release No. 33-6835, and, similar to the Company’s response to the Staff’s Comment No.1, in future filings with the Commission the Company will enhance its disclosures with respect to our revenue where specific client verticals have a material impact to our results and where possible quantify the impact of primary drivers when multiple factors contribute to material changes in our period over period results. Please see below for an example revised disclosure for the year ended June 30, 2024 compared to 2023:

‘Net revenue increased by $32.9 million, or 6%, in fiscal year 2024 compared to fiscal year 2023. Revenue from our financial services client vertical increased by $12.9 million, or 3%, due to an increase of $19.2 million or 12% in our credit cards, personal loans and banking businesses due to increased media and client budgets. This was partially offset by a decrease of $6.4 million or 3% in our insurance business associated with decreased spending by insurance carriers to address profitability concerns caused by inflation and higher costs to repair and replace vehicles. Revenue from our home services client vertical increased by $18.8 million, or 10%, primarily as a result of increased client budgets and successful execution of our growth initiatives. Other revenue increased by $1.2 million, or 16%, which primarily includes performance marketing agency and technology services.’

The Company hopes that the above is responsive to the Staff’s comments. If you have any questions, please contact me or Natalie Zimmer, Corporate Controller of the Company, at (650) 578-7700.

Sincerely,

/s/ Gregory Wong

Gregory Wong

Chief Financial Officer

QuinStreet, Inc.